UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67807

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TS IMAGINE BROKERAGE SERVICES, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
125 WEST 25TH STREET - 8TH FLR.
(No. and Street)

NEW YORK   **NY**   **10001**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
PAUL EBERT   **201-738-9373**   **pebert@bigapplegrp.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
RBSM LLP
(Name – if individual, state last, first, and middle name)

805 THIRD AVE   **NEW YORK**   **NY**   **10022**
(Address)   (City)   (State)   (Zip Code)

09/24/2003   **587**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TREVER EVANS _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TS IMAGINE BROKERAGE SERVICES LLC _____, as of DECEMBER 31 _____, 2 025 __, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Trever Evans*

Title: CCO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TS IMAGINE BROKERAGE SERVICES, LLC

Financial Statements and Supplementary Information

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2025

"Confidential"

TS IMAGINE BROKERAGE SERVICES, LLC

Index



RBSM LLP
Accountants & Advisors

New York Office:

805 Third Avenue
New York, NY 10022
212.838.5100

www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
TS Imagine Brokerage Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TS Imagine Brokerage Services, LLC (the "Company"), as of December 31, 2025, and the related statements of income, changes in member's capital and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), is fairly stated, in all material respects, in relation to the financial statements as a whole.



RBSM LLP

We have served as the Company's auditor since 2025.

New York, NY
February 26, 2026

New York, NY Washington DC Mumbai & Pune, India San Francisco, CA

Houston, TX Boca Raton, FL Las Vegas, NV Beijing, China Athens, Greece

Member: ANTEA International with affiliated offices worldwide

TS Imagine Brokerage Services, LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	1,201,260
Accounts receivable, net (Note 4)		92,226
	$	1,293,486

LIABILITIES AND MEMBER'S CAPITAL

Due to affiliates (Note 5)	$	597
Member's capital		1,292,889
	$	1,293,486

The accompanying notes are an integral part of these financial statements

TS Imagine Brokerage Services, LLC
Statement of Income
For the year ended December 31, 2025

Revenue	$ 548,317
Expenses (Note 5):	
Professional fees	133,553
Operating expenses	78,367
Rent, occupancy and office	5,622
Regulatory expense	3,302
Bad debt expense	25,170
Other expenses	659
Total expenses	246,673
Net income	$ 301,644

The accompanying notes are an integral part of these financial statements

TS Imagine Brokerage Services, LLC
Statement of Changes in Member's Capital
For the year ended December 31, 2025

Member's capital, beginning of year	$	991,245
Net income		301,644
Member's capital, end of year	$	1,292,889

The accompanying notes are an integral part of these financial statements

TS Imagine Brokerage Services, LLC
Statement of Cash Flows
For the year ended December 31, 2025

Cash flows from operating activities:	
Net income	$ 301,644
Adjustments to reconcile net income to net cash provided by operating activities:	
Bad debt expense	25,170
Change in assets and liabilities:	
Accounts receivable	(54,860)
Accounts payable and accruals	(16,857)
Net cash provided by operating activities	255,097
Cash flows from financing activities:	
Net payments to affiliates	(102,335)
Net cash used in financing activities	(102,335)
Net increase in cash	152,762
Cash, beginning of year	1,048,498
Cash, end of year	$ 1,201,260

The accompanying notes are an integral part of these financial statements

Note 1 -   Nature of Business

TS Imagine Brokerage Services, LLC (a limited liability Company) (the "Company") was organized in Delaware on December 14, 2006 and serves as a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company has been approved to refer institutional customers to other registered broker-dealers. The Company is a wholly-owned subsidiary of TS Imagine Intermediate Inc. (the "Parent").

Note 2 -   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes transaction-based fee revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers". Revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company has service agreements with third-party brokers from which the Company earns fees for facilitating the routing of customer trade orders for execution by the brokers. Under these agreements, the brokers transfer a portion of their commissions on such executed trade orders to the Company in consideration for the Company's services. These monthly transaction-based fees are determined based on the volume of the trades routed and executed. These fees can also be variable based on volume discounts; however, the total fee is determined at the end of each month, which resolves any uncertainty in the transaction price. Fees are billed monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Payment is generally due within 30 days.

Note 2 -   Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company does not have significant contract assets or liabilities at December 31, 2025. There are no unsatisfied performance obligations at December 31, 2025.

Allowance for credit losses

Accounts receivable are typically due either upon invoicing or within thirty days. The Company records an allowance for credit losses based on management's assessment of the business environment, customers' financial condition, historical collection experience, accounts receivable aging and customer disputes. Increases to the allowance are recognized as a charge to bad debt expenses in the statement of income. Accounts receivable balances deemed uncollectible are charged against the allowance for credit losses when determined to be uncollectible. The balance of the allowance for credit losses at December 31, 2025 is $65,059 and is netted against the accounts receivable balance in the statement of financial condition.

Income Taxes

The Company is a single member limited liability company. The Company is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Parent to be included on the Parent's tax return.

The Company follows the provisions of FASB ASC 740, "Income Taxes", related to the accounting for uncertainty in income taxes. As of December 31, 2025, the Company has no unrecognized tax benefits or uncertain tax positions. The Company is subject to the examination for New York City Unincorporated Business Tax for 2022 and thereafter.

Segment Reporting

The Company is engaged in a single line of business as a registered broker-dealer, providing a single service within one line of business. The Company has identified its Chief Operating Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 3 -   Concentration of Credit Risk

Cash

The Company maintains its cash balance at two banks. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. As of December 31, 2025, the Company was $917,295 in excess of FDIC insurance. To date, the Company has not experienced any losses on its account.

Accounts Receivable

The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, short collection terms and monitoring procedures. At December 31, 2025, three customers accounted for 88% of the Company's accounts receivables, with one accounting for 41%.

Major Customers

For the year ended December 31, 2025, four customers accounted for 78% of the Company's total revenue. The amount included in accounts receivable relating to these four customers at December 31, 2025 was $84,212.

Note 4 -   Accounts Receivable

At December 31, 2025 the Company had accounts receivable and unbilled revenue of $157,285 offset by an allowance for credit losses of $65,059. The Company had three customers based in India with a total accounts receivable balance of $69,822. The Company is in the process of establishing its tax residency with the Indian government however, if this is not possible, there may be taxes withheld by the customer on behalf of the Indian government from payments made to the Company. As of December 31, 2025, management is in the process of filing the necessary documents to establish tax residency with India and has a reasonable expectation that its tax residency will be established but, out of prudence, has recognized an allowance for credit losses of $64,488 in the accompanying financial statements.

Note 5 -   Related Party Transactions

The Company has entered into an expense sharing agreement with its Affiliate (former parent) whereby costs incurred by the Affiliate will be allocated to the Company for the purposes of preparing the financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company's business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin ("SAB") Topic 1B, *Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser*

Note 5 -   Related Party Transactions (continued)

Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

The total expense charged for the year ended December 31, 2025 was $132,917, of which $597 is outstanding.

Note 6 -   Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions, whereas net capital shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $1,200,663 which exceeded the minimum requirement of $5,000 by $1,195,663. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

Note 7 -   Subsequent Events

The Company has evaluated subsequent events through February 26, 2026, which is the date the financial statements were available to be issued. No significant events occurred subsequent to December 31, 2025.

SUPPLEMENTARY INFORMATION

TS Imagine Brokerage Services, LLC
(Supplementary Information)
Schedule I
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025

Net Capital
Total member's capital $ 1,292,889

Less non-allowable assets:
    Accounts receivable, net   92,226

        Net capital $ 1,200,663

Aggregate indebtedness:
Items included in the statement of financial condition:
Due to affiliates   597

        Total aggregate indebtedness $ 597

Computation of basic net capital requirement:

Minimum net capital required $ 5,000

Exess net capital $ 1,195,663

Ratio: Aggregate indebtedness to net capital   0.00 to 1

Note: There are no material difference between the preceding computation and the
Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025,
as amended by the Company on January 31, 2025.

See report of independent registered public accounting firm and notes to the financial statements

TS IMAGINE BROKERAGE SERVICES, LLC
(Supplementary Information)
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

Schedule not required.

The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See report of independent registered public accounting firm and notes to the financial statements

TS IMAGINE BROKERAGE SERVICES, LLC
(Supplementary Information)
Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

Schedule not required.

The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See report of independent registered public accounting firm and notes to the financial statements



New York Office:

805 Third Avenue
New York, NY 10022
212.838.5100

www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
TS Imagine Brokerage Services, LLC
New York, NY

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) TS Imagine Brokerage Services, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TS Imagine Brokerage Services, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TS Imagine Brokerage Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

RBSM LLP

New York, NY
February 26, 2026

New York, NY   Washington DC   Mumbai & Pune, India   San Francisco, CA

Houston, TX   Boca Raton, FL   Las Vegas, NV   Beijing, China   Athens, Greece

Member: ANTEA International with affiliated offices worldwide

Date: 26th, February 2026


TS IMAGINE Brokerage Service's, LLC's
Exemption Report


TS IMAGINE Brokerage Service's, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services. and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

TS IMAGINE Brokerage Services, LLC

I, Trever Evans, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:_____

Name: Trever Evans
Title: Chief Compliance Officer